Exhibit 99.9

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY ARCSIGHT COMMON STOCK HAS NOT YET COMMENCED AND WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT HP INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.  THOSE MATERIALS SHOULD BE READ CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  ONCE FILED, COPIES OF THE TENDER OFFER STATEMENT, THE OFFER TO PURCHASE AND RELATED DOCUMENTS WILL BE MADE AVAILABLE TO ARCSIGHT STOCKHOLDERS AT NO EXPENSE TO THEM.  IN ADDITION, THOSE MATERIALS WILL BE AVAILABLE AT NO CHARGE FROM THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV.

Conference Call Transcript

HP to Acquire ArcSight

Event Date/Time: Sep 13, 2010 / 12:30PM  GMT

CORPORATE PARTICIPANTS

Steven Fieler

Hewlett-Packard Company - VP IR

Bill Veghte

Hewlett-Packard Company - EVP Software & Solutions

CONFERENCE CALL PARTICIPANTS

Katy Huberty

Morgan Stanley - Analyst

Ben Reitzes

Barclays Capital - Analyst

Toni Sacconaghi

Sanford C. Bernstein - Analyst

Shannon Cross

Cross Research - Analyst

Keith Bachman

BMO Capital Markets - Analyst

Rich Gardner

Citigroup - Analyst

Abhey Lamba

ISI Group - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Hewlett-Packard conference call. My name is Carissa and I will be your conference moderator for today’s call. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of the conference. (Operator Instructions) As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today’s call Mr. Steven Fieler, Vice President of Investor Relations. Please proceed.

Steven Fieler  - Hewlett-Packard Company - VP IR

Thank you and good morning. Welcome to our conference call to discuss this morning’s announcement relating to HP’s intent to acquire ArcSight.

Joining me today is Bill Veghte, Executive Vice President of Software and Solutions and HP’s Enterprise business. Bill joined HP in May and most recently Bill managed Microsoft’s global Windows business, where he led the delivery and successful launch of Windows 7. Bill has spent over 20 years in the software industry, with a great track record of building and growing a broad variety of software products and businesses.

After I give you a brief overview of the terms of the deal, Bill will discuss the strategic benefits of the transaction. We will then conduct a brief Q&A session.

This call is being webcast. A replay of the webcast will be available shortly after the call.

Some information provided during this call may include forward-looking statements that are based on certain assumptions and are subject to a number of risks and uncertainties, and actual future results may vary materially. Please refer to the risks described in HP’s SEC reports including our most recent Form 10-Q.

This presentation does not represent an offer to buy or the solicitation of an offer to sell any securities. HP will file an offer to purchase with the SEC. These materials will be available on the SEC’s website, should be read carefully because they contain important information including the terms and conditions of the offer.

By now you have all seen our press release announcing our intent to acquire ArcSight for $43.50 per share in cash, for an enterprise value of $1.5 billion. The acquisition will be conducted by means of a cash tender offer for all of ArcSight’s outstanding shares of common stock.

The final closing of the acquisition is subject to customary closing conditions, including the receipt of domestic and foreign regulatory approvals. We expect the transaction to close by the end of calendar year 2010.

Our all-cash proposal is not subject to any financing contingency and has the full support of HP’s Board of Directors.

I’ll now turn the call over to Bill.

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Great, thanks, Steve. Good morning and thank you for joining us today. While I haven’t had the privilege of meeting many of you yet, I’ll look forward to doing this in coming months.

What I thought I would do is I would spend about 10 minutes talking about HP’s (technical difficulty) and what this deal means to the strategy, and then I’ll look forward to taking some of your questions.

At the most basic level this announcement signals HP’s intent to be a leader in providing solutions for enterprises that improve their security, reduce their risk, and help them stay compliant at lower cost. Before I dive in though, against that let me take a quick step back and set some context.

By way of introduction, as Steve mentioned, I joined HP about five months ago. I joined HP because HP’s software business is a good business with a profitable business model, a business with a set of unique assets, people, technology, and global reach that are winning customers. Our software is a leader in many of the segments we play in today.

In the past 12 months alone we have released some remarkable innovations -- over 30 new products as well as over 40 updates to our existing products including, most recently, the game changing introduction of Business Service Manager 9.0 which provides a near-real-time view of IT configuration states. But frankly we have the opportunity to do an enormous amount more.

Customers expect coherent solutions created by the intersection between software, services, and hardware. And no company in the market today is better positioned than HP. We have market-leading services organizations, leading converged infrastructure offerings, and market-leading capabilities in IT management, application test and validation, and information management.

As we go through this incredible period of change in the IT industry, HP has the assets and the position to lead. Today’s announcement is all about accelerating our growth and about taking advantage of this leadership position.

Let me tell you a little bit more about why I feel this way. And it starts with what I see happening in the industry.

The security market is large and growing at double-digit levels. It is an area where customers are looking for not only great software products but the services and hardware around it to deliver a coherent solution. HP has the ability to provide these integrated solutions to our customers.

It is an area that builds on our current software assets that help enterprises develop applications faster with higher quality, operate their IT infrastructure more efficiently, and store their information for faster and lower cost retrieval.

Again and again I have heard customers struggling to secure their enterprise, keep their compliance costs down in the rising tide of regulation, and manage their risk. They have asked us what we can do to help, and today we are taking an aggressive step forward to help with a new and better approach.

Why are they asking this? They are asking because of escalating complexity, escalating threats, and escalating regulation.

Let’s talk a little bit about the complexity. As you and I know, everything is connected, everything, and it is connected in a digital way. Many of these connections are through public infrastructure.

Employees, partners, customers --all expect access. They expect deep connectivity to each other; and with that connectivity and with that access is escalating risk.

Escalating risk as critical applications and information are targeted with sophisticated and evolving attacks over sustained periods of time. Days of smash-and-grab attacks are gone. Today’s security threats are more sophisticated, more complex, and more sustained.

We have all read about the large number of security breaches that have occurred, and they have occurred to some of the most sophisticated IT organizations in the world.

This in turn -- this complexity, this risk, is in turn driving escalating regulation and compliance requirements. Regulation and compliance requirements that are driving up costs for businesses.

Just take in the cyber security space alone, there are over 80 current and pending legislative bills globally and 25 pending in Congress. And there a broad array of non-cyber-security regulations and compliance pending as well, whether you are in financial services or in healthcare.

As a result, because of this complex, escalating risk and escalating regulation, HP does not believe that the current practice of layering multiple prevention products after the fact will work. We believe organizations need a new approach, an approach where security and IT operations are converged, not siloed. An approach where security is designed upfront the application and service the enterprise is developing. An approach that is holistic and proactive.

To do this, there are 4 key elements. First, you have to fortify it. This means finding out vulnerabilities at application design and development time.

Second, you have to have visibility. You have to see the threat. By this I mean the solution must proactively monitor real-time events and activity across the enterprise.

If you can’t see it, you can’t secure it. Today’s threats are impossible to detect without gaining a comprehensive view of all enterprise IT activity. Who is connecting, what they are seeing and doing, and how this impacts risk.

To understand this you have to see everything from activity to configuration state to roles, rights and past history.

Third, you have to understand it. This means assessing the risk and impact to business operations. Then once I have visibility and I have understood it, then I need to run it. I need to take action. And preferably that action is done automatically with technology and escalated to a human only when the conditions are so risky and so ambiguous that an automated response cannot be executed.

We believe that HP and ArcSight deliver on these 4 elements of fortifying the application at development time; providing the broadest, best visibility; providing the best context to understand it; and then finally providing the remediation actions.

Let me be more specific. ArcSight combined with HP’s market- leading IT management software will give enterprises the ability to have the broadest view of all IT events happening in their enterprise of any single solution in the market today. ArcSight combined with HP’s market-leading IT management software provides market-leading correlation capabilities to assess the risk and impact to business operations. So seeing it; understanding it; and then finally HP’s IT management software tools provide the capability to automate many of the responses so action can happen quickly and automatically.

Now, you couple this with HP’s broad capabilities in sales, services, and hardware -- and we have a remarkable opportunity to help customers. More specifically, HP’s global sales and marketing presence provides an extensive channel to deliver these solutions together.

Second, ArcSight joins a strong portfolio of security capabilities that already exist. The leading application validation in the IT management tools that I already referenced. HP’s Secure Advantage portfolio, an integrated set of more than 80 services and products across storage, servers, and services. TippingPoint, the leader in network intrusion prevention systems, which ArcSight is already working with to help customers take action against the security threats on their network.

And finally, market-leading enterprise services that provide security managed services and outsourcing offerings across the lifecycle of data centers, applications, and industry solutions.

Clients need and want a new approach that provides a proactive, holistic capability to protect their enterprise, lower their risk, and lower their compliance costs. Today with this move we provide that opportunity.

I would like to thank you very much for your time. I particularly appreciate the folks on the West Coast getting up early for this. And Steve and I would love to take your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Katy Huberty, Morgan Stanley.

Katy Huberty  - Morgan Stanley - Analyst

Good morning. Thanks. Bill, CIOs that we speak with suggest that there is really no company in the market today that offers a full end-to-end security solution. So I guess the question is is it your view that

HP has the opportunity to acquire the assets to provide that end-to-end solution? Are you willing to spend the money to get there?

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Thanks, Katy, for your question and good morning. The approach that we’ll take is an approach that breaks down the traditional silos between IT operations and security to provide broader visibility, better context, and better continuity. So that is where we will focus.

Broader visibility -- so this is giving you the view of all events across the IT operations, security, and compliance. Deeper context -- so you have got market-leading context, contextual capabilities, between ArcSight and HP to detect the threats and pattern-match to the correlating responses.

And then better continuity is about this constant feedback loop between IT operations and security; and then frankly looping it all the way back, Kathy, to the design and development of applications and services. Because we believe it is not only about what you do once the application and service is deployed and operated, but making sure that security is baked in at design time.

You look at our leading application validation tools, where we had dynamic testing capabilities for security; the recent announcement around Fortify gives us market-leading capabilities on precompile, so before the application is actually compiled, so that gives us the ability to help enterprises bake security in upfront.

Katy Huberty  - Morgan Stanley - Analyst

Then just a quick follow-up, Steve. Can you remind us who is in charge of integrating all the backend systems with the run rate of acquisitions we have seen out of HP?

Steven Fieler  - Hewlett-Packard Company - VP IR

Yes, so we have -- we have got a pretty standard integration process that has been developed really since Compaq and revved since then through EDS and all the other acquisitions we have done. So we have got both corporate-led integration, dedicated folks that do this day in, day out. It is in their blood.

As well as folks within the business, and clearly on the Software side there has been a good history of acquisitions and integration experience within the business unit itself.

Katy Huberty  - Morgan Stanley - Analyst

Thanks.

Steven Fieler  - Hewlett-Packard Company - VP IR

Next question, please.

Operator

Ben Reitzes, Barclays Capital.

Ben Reitzes  - Barclays Capital - Analyst

Yes, good morning. I wanted to ask you, was it a competitive bidding process? Also, when did you guys start talking? And then I have a follow-up.

Steven Fieler  - Hewlett-Packard Company - VP IR

Yes, Ben, we are not going to get into the details of the process in this call. Clearly ArcSight as part of the 14D-9 and the tender process, we will file the background of the merger. But we are not going to get into specifics of the deal process today. So maybe we will go to your follow-up question.

Ben Reitzes  - Barclays Capital - Analyst

All right. Well, I guess I just wanted to also know a little bit more. I think you answered it a little bit in the prior question. But I mean the big question is do you really need a client presence? I mean, this sounds like a higher-end type security software. And I think everybody wants to know just point-blank -- I mean, does this, Fortify and TippingPoint, is it a better way to go? And do you need a client presence in terms of security to be a leader with the way this market is moving?

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Ben, thanks for your question and I will take that. It goes back to the core point I was making to Kathy just a moment ago. Our approach will be providing the best visibility. If you have a view on all of those different IT events across IT operations, security, and compliance -- if I have got that comprehensive set of events, the second piece is then our ability to understand it, so context.

There are good, very good correlation engines within the ArcSight product offering and then within HP’s IT operations software capability. And then it is about automation.

So I see it. I understand the impact of it. And then I take action on it.

Our approach will be around those three elements combined with making sure that as applications are built that they are built with security in mind. So that is how we will focus our strategy, our approach, and our value proposition to enterprise customers.

Ben Reitzes  - Barclays Capital - Analyst

Okay. Thanks.

Operator

Toni Sacconaghi, Sanford Bernstein.

Toni Sacconaghi  - Sanford C. Bernstein - Analyst

Yes, thank you. Bill, HP has now announced its two most expensive deals in its history, paying about 8 times revenue for ArcSight and 12 times revenue for 3PAR, both immediately on the heels of the departure of Mark Hurd. I realize you have only been at HP five months, but perhaps you can provide your perspective.

Are these expensive deals a coincidence? Or is the hurdle rate for acquisitions changed now that Mark is gone? And how do you address the criticism that HP appears to be arguably overpaying for growth?

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

At a macro level, Tony, from my perspective -- as I have joined HP and watched them operate they have a very clear and good M&A strategy and approach; and that is unchanged. The Company continues to make acquisitions where they make strategic operational and financial sense. And we will always look at whether we build or we buy or we partner as we continue to add value to customers.

Certainly in my experience, Tony, since being here -- as you can get a sense from this call -- we have a strategy and an approach. The strategy and approach is around providing that solution for enterprises that improves their security, reduces their risk, and helps them stay compliant at lower cost. And we will do that by providing visibility, context, and continuity.

And then I am looking at it and saying -- okay, we have got a set of assets that we are delivering organically, and then where inorganic or where partnering makes sense we will do just that.

Toni Sacconaghi  - Sanford C. Bernstein - Analyst

So Bill, just to follow up, some of the press articles have stated that many companies were involved, so this obviously didn’t happen in the last week. Are you confident that this offer would have been made one month ago by Hewlett-Packard?

Steven Fieler  - Hewlett-Packard Company - VP IR

Tony, we’re not going to speculate on what would or would not have happened with the prior CEO. We are very confident in where we are today and are real excited about moving forward with this deal.

Toni Sacconaghi  - Sanford C. Bernstein - Analyst

Thank you.

Operator

Shannon Cross, Cross Research.

Shannon Cross  - Cross Research - Analyst

Thank you very much. I just wanted to follow up on some of the prior questions on how HP is now positioned within the security market. I am just curious; is there any part of it that you don’t see as strategic or that isn’t potentially of interest to you?

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Shannon, this was a really nice match. It is a really nice match because if you look at the products that ArcSight has, they’ve got a great logging engine that people are writing events to. They have the market-leading correlation event engine. So this is -- you take all these events and how do you correlate it to give a good view of the security and compliance risk clients’ risk in an enterprise space.

That is on the security side. And then you look at what we have got on the software side in IT operating and you can combine them.

The other thing is when you look at it you say -- okay, where do we see opportunities? There is a huge opportunity where ArcSight has market position in 29% of the Fortune 100 and 12% of the Fortune 1000. Wow.

You apply our world-class enterprise sales force and service around that, and you have the ability to not only provide a better solution, but a better route to market.

Shannon Cross  - Cross Research - Analyst

Okay, great. Then Steve, I have a follow-up for you. I understand you don’t want to get into deal specifics. But given what went on with 3PAR, is there any comfort you can give is that this isn’t going to turn into another bidding war? Given that there were -- again, according to news reports -- several people that were interested in it. I mean are you pretty confident this is done?

Steven Fieler  - Hewlett-Packard Company - VP IR

We are very confident in where we are, and yes we certainly aren’t going to speculate on anything beyond that.

Shannon Cross  - Cross Research - Analyst

Okay, thank you.

Operator

Keith Bachman, Bank of Montreal.

Keith Bachman  - BMO Capital Markets - Analyst

Yes, I have two questions also if I could. Number one, can you give us a little sense about the leverage opportunity here that you think HP sales would bring to ArcSight? Particularly I am still not clear on how it leverages into the whole management OpenView suite. And then I have a follow-up, please.

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Great, thanks Keith. So at a macro level you have a bunch of customers that are deeply engaged with HP, deeply engaged in how we provide IT services. And one of the leading conversations and growth areas is around security and compliance, as you may know or as I have referenced earlier on this call.

So we have whether it be TippingPoint or our Enterprise Services offerings, we have a variety of security offerings. This is meant to complement it and frankly accelerate it to provide a better solution in the marketplace.

To your second point or your second question, which is really about, how do you think of your software assets, whether it be the IT management, software capabilities, or the application development capabilities?

It goes back, Keith, to the point I was making earlier. If you look over the last 15 years, you go way back. Security was a management problem way back there. Then for a variety of reasons security and management became separate silos, and separate silos where you are products around IT operations and IT management and separate products for security.

It is our belief that the complexity, the regulatory costs, and the risks are going to drive technology vendors such as ourselves and frankly customers to look for simpler, more proactive, holistic solutions.

So let’s just take the first pillar that I mentioned around visibility. ArcSight has the best, most comprehensive view of security events. We have in our IT management portfolio the best, most comprehensive view of IT assets. So in a thing we call the CMDB, which is basically a descriptor of your IT assets; so for example applications, services, hardware, changes in state.

You put those two views together, you have broader visibility of what is going on in the enterprise. And with that visibility you can do a better job of correlating it to -- whether that correlation is interruption of a critical business service or you are correlating it to a compliance risk or security threat.

Keith Bachman  - BMO Capital Markets - Analyst

Okay. Steve, let me ask my follow-up to you then if I could. It seems like HP is writing a lot of checks here. Your net debt now is over $5 billion. You have announced you are increasing the buyback to $10 billion. You have transacted for 3PAR and now ArcSight.

Where is Hewlett-Packard willing to take the net debt to? Is there a level that is comfortable? Or how should investors be thinking about your balance sheet?

Steven Fieler  - Hewlett-Packard Company - VP IR

If you look at the Q3 results…we had $14.8 billion of gross cash. We had $4 billion of net cash excluding HPFS. So we are clearly in a position of a strong balance sheet cash position.

We generated $3.3 billion in Q3 of operating -- or cash flow from operations. So we have got a strong balance sheet; good cash generation ability.

And certainly the events you just described in Q4, we certainly are in a strong position to do what we are doing from what we have announced previously on a share buyback perspective and the acquisitions we have announced this quarter. So we feel very comfortable with our balance sheet and cash flow generation.

Keith Bachman  - BMO Capital Markets - Analyst

Okay, thank you.

Operator

Rich Gardner, Citi.

Rich Gardner  - Citigroup - Analyst

Hi, apologies if the question has already been answered; but I don’t believe there has been any talk of accretion-dilution on the call.

Steven Fieler  - Hewlett-Packard Company - VP IR

This is Steve, Rich; thanks for the question. We did not mention that. But we will obviously be giving segment-level guidance I guess in just about two weeks at the security analysts meeting. But again with this deal size we don’t expect any material EPS dilution in FY11 from a GAAP or non-GAAP perspective.

Rich Gardner  - Citigroup - Analyst

Okay. Thanks, Steve.

Steven Fieler  - Hewlett-Packard Company - VP IR

Okay. We have got time for one more question here.

Operator

Abhey Lamba, ISI Group.

Abhey Lamba  - ISI Group - Analyst

Yes, thanks. Steve, the multiples -- I just want to revisit that cushion. They seem a little lofty from historical transaction point of view. You guys mentioned that you guys have not changed the process how you evaluate transactions within HP.

So can you help us understand how you think about the pricing that you’re willing to pay, and estimate the ROI or payback period for the deal?

Steven Fieler  - Hewlett-Packard Company - VP IR

Yes. I mean I think the first thing you do is look at ArcSight, right? The business has been growing roughly in the 40% range over the past several years; and in their most recent quarter, the same. So the business is demonstrating good growth.

It has also got good operating margins, high double-digit operating margins. So it is a strong business that is growing and that is generating profit.

As part of HP -- and just to piggyback on what Bill was describing earlier -- with our sales reach and distribution capabilities, this is really all about accelerating the growth and profitability of ArcSight with HP’s assets.

So we feel like as we have done in all deals, we build the business case, the financial models; and it is all about the discounted cash flows. And we are very confident in the business plan that we have created on this.

Abhey Lamba  - ISI Group - Analyst

Got you. Bill, can you highlight some big areas of focus for HP’s Software group now that you have been there for a few months? We have seen some activity on the security front, but what are the other areas that are of importance for your organization?

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Great, thanks a lot for your question. At a macro level as you think about HP’s Software business I would highlight four areas. The first is how we help enterprises accelerate the delivery of their applications and services. So it is about building, helping enterprises build the right highest-quality applications and services.

The second is about operating IT infrastructure. So operating IT infrastructure in a near-real-time way an in a simpler, more cost-effective way.

Obviously we believe that there is strong relationship between building the application and then how you provision and operate it in IT infrastructure. Today with this announcement we are talking about build, operate and secure. And we believe as I was talking about relative to Keith’s question that the relationship between IT management and security, those silos come down because customers need a more frankly proactive holistic solution than what they have been able to experience to date.

Then the final piece, the final pillar as we think about it is our ability to store and manage information in a lower cost, faster retrieval fashion to provide the right enterprise information management capability.

Steven Fieler  - Hewlett-Packard Company - VP IR

Thanks, everyone, for the questions. I will turn it back to Bill for any closing comments that you want to provide.

Bill Veghte  - Hewlett-Packard Company - EVP Software & Solutions

Great. Well thanks, everyone, for the time and the questions. I will look forward to our subsequent conversations.

I will just go back to the macro level, which is that we see a market that needs a proactive, holistic, new approach to security and compliance. And this announcement signals HP’s intent to deliver, to be a leader in delivering that capability in how enterprises improve their security, reduce their risk, and help them stay compliant at lower cost.

Steven Fieler  - Hewlett-Packard Company - VP IR

Thank you. Operator, I think we are done with the call here. Thanks everyone for participating.

Operator

Ladies and gentlemen, that concludes today’s conference. Thank you for your participation. You may now disconnect. Have a great day.